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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

First Financial Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

320222 10 2
(CUSIP Number)

Mary Hyden Mann Hunter 6800 Harvey Drive Waco, Texas 76710 (254) 776-6612	Walter J. Rusek 2121 Lake James Waco, Texas 76710 (254) 772-3925

(Names, Addresses and Telephone Numbers of Persons
Authorized to Receive Notices and Communications)

March 20, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ] .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

Page 2 of 10 Pages

CUSIP No. 320222 10 2

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Mary Hyden Mann Hunter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8. Shared Voting Power 92,742

9. Sole Dispositive Power 0

10. Shared Dispositive Power 92,742

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,742

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 53.4%

14.	Type of Reporting Person IN

Page 3 of 10 Pages

CUSIP No. 320222 10 2

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Walter J. Rusek

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8. Shared Voting Power 92,742

9. Sole Dispositive Power 0

10. Shared Dispositive Power 92,742

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,742

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 53.4%

14.	Type of Reporting Person IN

Page 4 of 10 Pages

Instructions for Cover Page
(1)

Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself, including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].
(3)	The 3rd row is for SEC internal use; please leave blank.
(4)	Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):
	Category of Source	Symbol
	Subject Company (Company whose securities are being acquired) Bank Affiliate (of reporting person) Working Capital (of reporting person) Personal Funds (of reporting person) Other	SC BK AF WC PF OO
(5)	If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.
(6)	Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(11), (13) Aggregate Amount Beneficially Owned By Each Reporting Person, etc. - Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

Page 5 of 10 Pages

(12)	Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.
(14)	Type of Reporting Person - Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:
	Category of Source	Symbol
	Broker-Dealer Bank Insurance Company Investment Company Investment Adviser Employee Benefit Plan, Pension Fund, or Endowment Fund Parent Holding Company Corporation Partnership Individual Other	BD BK IC IV IA EP HC CO PN IN OO

Notes:

        Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

        Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

        Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

        Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Page 6 of 10 Pages

        Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

        Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

        Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

General Instructions
A.

The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B.	Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.
C.	If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

Page 7 of 10 Pages

Item 1.         Security and Issuer.

        This statement relates to the voting common stock, no par value per share (the "Common Stock"), of First Financial Corporation (the "Issuer"), a Texas corporation. The address of the principal executive offices of the Issuer is 800 Washington Avenue, Waco, Texas 76703.

Item 2.         Identity and Background.

        (a), (b), and (c) This statement is filed by Mary Hyden Mann Hunter and Walter J. Rusek (each a "Reporting Person" and together the "Reporting Persons").

        Set forth below with respect to each of the Reporting Persons is such person's name, residence or business address, present principal occupation, and the name, principal business, and address of any organization in which such occupation is conducted.

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Buisness, and Address of Organization in Which Occupation is Conducted
Mary Hyden Mann Hunter	6800 Harvey Drive Waco, Texas 76710	Chief Executive Officer	YMCA of Central Texas 6800 Harvey Drive Waco, Texas 76710
Walter J. Rusek	2121 Lake James Waco, Texas 76710	Consultant	None

        (d)     Neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

        (e)     Neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

        (f)     Each Reporting Person is a United States citizen.

Item 3.         Source and Amount of Funds or Other Consideration.

On March 20, 2001, each Reporting Person was appointed a co-trustee of the David W. Mann 1990 Trust (the "Trust") upon the removal of Robert A. Mann as the sole trustee of the Trust. Robert A. Mann has advised that he does not agree either with the validity of his removal or that valid grounds exist for his removal. The Trust owns all the outstanding capital stock of FFC Holdings, Inc. ("Holdings, Inc."), which is a general partner holding a 0.5% general partnership interest in First Financial Holdings, Ltd. ("Holdings, Ltd."). David W. Mann is the other general partner of

Page 8 of 10 Pages

Holdings, Ltd., also holding a 0.5% general partnership interest. Holdings, Ltd. owns 92,742 shares of the common stock of the Issuer. As a co-trustee of the Trust, each Reporting Person may be deemed to own beneficially the 92,742 shares of the common stock of the Issuer held by Holdings, Ltd. No purchases of securities of the Issuer were made in connection with the appointments of the Reporting Persons as co-trustees of the Trust.

Item 4.         Purpose of Transaction.

        The answer to Item 3 of this Schedule 13D is incorporated by reference in partial response to this Item 4.

        There are no plans or proposals that either Reporting Person has that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above. As co-trustees of the Trust, the Reporting Persons intend, however, to review continuously all aspects of the investment in the Issuer by the Trust indirectly through Holdings, Inc. and Holdings, Ltd., including the Issuer's business, board of directors, management, operations, financial results and condition and prospects, the market price of the common stock (the "Common Stock") of the Issuer, conditions in the securities markets generally, and general economic and industry conditions. The Reporting Persons reserve the right, in light of their continuing review of these factors and in accordance with and subject to their rights and obligations as co-trustees of the Trust to acquire shares of Common Stock or otherwise to change their intention with respect to any or all of the matters referred to in this Item 4. Thus, based on their continuing review of such investment by the Trust, the Reporting Persons may formulate a plan or proposal relating to one or more of the matters enumerated above. In addition, in the course of performing their duties as directors of the Issuer, the Reporting Persons may discuss one or more of the matters enumerated above with other directors of the Issuer or the Issuer's management or may formulate a plan or proposal relating to one or more of the matters enumerated above.

Item 5.         Interest in Securities of the Issuer.

        (a)     As of the date hereof, each Reporting Person beneficially owned 92,742 shares of Common Stock, which is 53.4% of the outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of such shares of Common Stock except to the extent of such Reporting Person's actual individual pecuniary interest therein.

Page 9 of 10 Pages

        (b)     Each Reporting Person shares with the other Reporting Person and with David W. Mann, the other general partner of Holdings, Ltd., the power to vote or to direct the vote and the power to dispose or to direct the disposition of all 92,742 shares of Common Stock referred to in Item 5(a) as being beneficially owned by the Reporting Persons. Mary Hyden Mann Hunter is also a limited partner of Holdings, Ltd. The answer to Item 2 of this Schedule 13D and the answer to Item 2 to the Schedule 13D/A filed by David W. Mann on May 19, 2000 with respect to his beneficial ownership of shares of Common Stock are incorporated by reference in partial response to this Item 5(b).

        (c)     Neither Reporting Person has engaged in any transactions involving Common Stock during the past sixty days.

        (d)     As owner, Holdings, Ltd. has the right to receive dividends from, or the proceeds from the sale of, the 92,742 shares of Common Stock referred to in Item 5(a) as being beneficially owned by each Reporting Person. As general partners in Holdings, Ltd., Holdings, Inc. and David W. Mann have the power to direct the receipt of dividends from, or the proceeds from the sale of, the 92,742 shares of Common Stock.

        (e)     Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to
                      Securities of the Issuer.

        Not applicable.

Item 7.         Material to be Filed as Exhibits.

        1        Joint Filing Agreement dated as of March 30, 2001 between each of the Reporting Persons whereby this Statement on Schedule 13D is filed on behalf of each of them.

Page 10 of 10 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2001 Date	March 30, 2001 Date
/s/ Mary Hyden Mann Hunter Signature	/s/ Walter J. Rusek Signature
Mary Hyden Mann Hunter Name/Title	Walter J. Rusek Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX
Exhibit Number	Description of Exhibit	Sequentially Numbered Page
1	Joint Filing Agreement dated as of March 30, 2001 between each of the Reporting Persons whereby this Statement on Schedule 13D is filed on behalf of each of them

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other, on behalf of each of them, of a statement on Schedule 13D, and any amendments thereto, with respect to the no par value common stock of First Financial Corporation and that this Joint Filing Agreement be included as an exhibit to such Schedule 13D. This Joint Filing Agreement may be executed in counterparts, both of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement this 30th day of March, 2001.

/s/ Mary Hyden Mann Hunter MARY HYDEN MANN HUNTER

/s/ Walter J. Rusek WALTER J. RUSEK